UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TEXHOMA ENERGY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

882898208
(CUSIP Number)

ASL Energy, LLC
100 Highland Park Village #200
Dallas, Texas 75205

Telephone: (214) 295-3380

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 9, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ASL Energy, LLC

| 2 |	Check the Appropriate Box if a Member of a Group	(a)[ ]
(b)[ ]

| 3 |	SEC Use Only

| 4 |	Source of Funds
OO

| 5 |	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

| 6 |	Citizenship or Place of Organization
Texas

| 7 | Sole Voting Power(see Item 5 below)
Number of	1,000 Shares of Series A Preferred Stock
Shares Bene-
ficially	| 8 | Shares Voting Power
Owned by Each	0
Reporting
Person With	| 9 | Sole Dispositive Power
1,000 Shares of Series A Preferred Stock

| 10 | Shared Dispositive Power
N/A

| 11 |	Aggregate Amount Beneficially Owned by Each Reporting Person
1,000 Shares of Series A Preferred Stock
Options to acquire 40,000,000 shares of common stock

| 12 |	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
N/A

| 13 |	Percent of Class Represented by Amount in Row (11)
100% of the Series A Preferred Stock, which in aggregate votes 51% of the Company’s outstanding voting shares

| 14 |	Type of Reporting Person
OO

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Texhoma Energy, Inc. (the “Company”).  The principal executive offices of the Company are located at 100 Highland Park Village #200, Dallas, Texas 75205.

Item 2. Identity and Background

(a)-(c)  This Statement on Schedule 13D is being filed by ASL Energy, LLC (“ASL”), a Texas limited liability company.  The shares of preferred stock and options held by ASL are beneficially owned by Daniel Vesco, the Company’s former Chief Executive Officer and the sole Manager of ASL.  .

(d)-(e)  During the last five years, Mr. Vesco and/or ASL: (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Vesco is a citizen of the United States and ASL is organized under the laws of the State of Texas.

Item 3. Source of Amount of Funds or Other Compensation

Management Services Agreement

On around September 9, 2008, the Company entered into a Management Services Agreement with ASL, pursuant to which ASL agreed to perform certain services for the Company.  The ASL Management Agreement is effective as of September 9, 2008, for a term lasting until February 28, 2009, and the ASL Management Agreement shall continue thereafter on a month-to-month basis, unless terminated by either party with 30 days prior written notice.  Pursuant to the agreement, ASL agreed to provide services beginning October 1, 2008, including providing Daniel Vesco, to serve as Director, Chief Executive Officer and Chief Financial Officer of the Company.  ASL also entered into a joint venture relationship (the “Joint Venture”) with the Company pursuant to the ASL Management Agreement and agreed to use its best efforts to identify assets to be contributed to the Company and/or identify a merger candidate for the Company.

ASL will serve as the initial general partner and manager of the Joint Venture, and ASL may cause funds to be invested, arrange financial and strategic partnerships and co-investment and bring acquisition opportunities to the Joint Venture and assist in asset disposition.  ASL will primarily source investment opportunities to the Joint Venture, but the Company will have the right to veto any proposed transaction involving the Joint Venture.  ASL will have co-investment rights in deals booked through the Joint Venture.  ASL and the Company will share in any distributions from the Joint Venture, 80% to ASL and 20% to the Company.  ASL shall have the right to require the Company to purchase its interest in the Joint Venture in exchange for shares in the Company at any time from time to time, as negotiated between the parties and as provided for in the ASL Management Agreement.

In consideration for ASL providing the services discussed above to the Company, the Company agreed to issue Daniel Vesco, 150,000,000 restricted shares of the Company’s common stock (the “Vesco Shares”) and ASL’s consultant, Suzanne Chapman, 20,000,000 restricted shares of the Company’s common stock (the “Chapman Shares”).  Both the Vesco Shares and the Chapman Shares were considered earned upon entry into the ASL Management Agreement.  Neither the Vesco Shares nor the Chapman shares are beneficially owned by ASL.  The Company may issue the Vesco Shares and/or the Chapman Shares at any time the Company chooses, but not later than when it is able to obtain shareholder approval and effect an increase in its total number of authorized but unissued shares of common stock.

Further, the Company agreed to issue ASL, 1,000 shares of the Company’s Series A Preferred Stock which shares have super majority voting rights (as described below).  ASL also received 40,000,000 options to purchase shares of Texhoma’s common stock at an exercise price of $0.005 per share, which options vested immediately, have cashless exercise rights and expire if unexercised on September 8, 2011, in connection with the entry into the ASL Management Agreement.

ASL will be paid a monthly fee of $20,000 per month beginning on October 1, 2008, plus reasonable and actual costs incurred by ASL in connection with its services under the ASL Management Agreement (the “Monthly Fee”), which amount will be accrued if adequate funds are not available to pay such Monthly Fee.  ASL will also have the option to convert any portion of accrued but unpaid Monthly Fees into shares of the Company’s common stock at the rate of $0.002 per share in lieu of payment in cash upon at least sixty-one (61) days notice to the Company of its intent to convert such accrued Monthly Fees.  Finally, the Company agreed to reimburse and/or advance ASL or designees brought on by ASL to provide services to the Company for all reasonable and actual expenses in connection with lodging expenses, car rental expenses and/or telephone expenses and related expenses incurred by such individuals.

Finally, under the ASL Management Agreement, the Company agreed to indemnify and hold harmless ASL, its respective affiliates, its present and former directors, officers, shareholders, employees and agents, and its respective heirs, executors, administrators, successors and assigns (the “Indemnified Persons”) against any and all claims, liabilities and losses which may be imposed on, incurred by or asserted against any Indemnified Person, arising out of the ASL Management Agreement; provided, however, that the Company shall not be liable for any portion of claims, liabilities and losses resulting from a material breach by ASL of its obligations under the ASL Management Agreement, or from the gross negligence, fraud or willful misconduct of an Indemnified Person.

The Series A Preferred Stock has a par value of $0.001 per share. The Series A Preferred Stock consists of one thousand (1,000) shares, each having no dividend rights, no liquidation preference, and no conversion or redemption rights. However, the one thousand (1,000) shares of Series A Preferred Stock have the right, voting in aggregate, to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote. For example, if there are 10,000,000 shares of the Company's common stock issued and outstanding at the time of a shareholder vote, the holders of Series A Preferred Stock, voting separately as a class, will have the right to vote an aggregate of 10,408,163 shares, out of a total number of 20,408,163 shares.

Item 4. Purpose of Transaction

ASL acquired the securities for investment purposes.  Depending on general market and economic conditions affecting the Company and other relevant factors, ASL may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

ASL also acquired the securities of the Company in a transaction which may relate to or result in:

(a)	the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

(b)	a reorganization involving the Company;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Company;

(f)	other material changes in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

ASL does not have any immediate plans or proposals which relate to or result in:

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5. Interest in Securities of the Issuer

(a)
ASL beneficially owns 1,000 shares of Series A Preferred Stock and options to acquire 40,000,000 shares of common stock of the Company.  The shares of Series A Preferred Stock, voting in aggregate can vote 51% of the Company’s voting stock.  As a result, and due to the fact that the Company currently has 272,424,724 shares of common stock issued and outstanding, which does not include 185,000,000 shares which the Company has agreed to issue, but which have not been issued to date, the Series A Preferred Stock can vote in aggregate 283,544,100 shares, equal to 51% of the Company’s voting shares.

(b)
ASL has the sole power to vote or to direct the vote of 283,544,100 voting shares (which amount does not include 40,000,000 options to purchase shares of the Company’s common stock, which have not been exercised to date, but which shares ASL is deemed to beneficially own), and the sole power to dispose or to direct the disposition of 40,000,000 options to purchase shares of the Company’s common stock and 1,000 shares of Series A Preferred Stock which are beneficially owned by ASL.

(c)	ASL acquired options and Series A Preferred Stock as a result of the transactions discussed in Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by ASL.

(e)	N/A

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009

ASL Energy, LLC

By:	/s/ Daniel Vesco
Daniel Vesco
Manager